FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: February 19, 2007	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ANNOUNCES SALE OF PEAK AND AMAPARI MINES

(All figures are in US dollars unless stated otherwise)

Vancouver, British Columbia - February 19, 2007 - Goldcorp Inc. (GG:NYSE; G:TSX) today announced that it has signed a letter of intent to sell its Peak mine in Australia and its Amapari mine in Brazil to GPJ Ventures Ltd. (TSXV: GPJ.H), which will change its name to Peak Gold Ltd. in connection with the transaction. Under the terms of the agreement, Goldcorp will receive from Peak Gold $200 million in cash and $100 million payable through the issuance of Peak Gold common shares. Upon completion of the sale, Goldcorp will own approximately 24 percent of Peak Gold.

“This transaction underscores our commitment to simplifying Goldcorp’s asset portfolio,” said Kevin McArthur, Goldcorp President and Chief Executive Officer. “It sharpens our geographic focus and provides capital that will help fund our growth opportunities and enhance our already-strong financial flexibility. Our ownership interest in Peak Gold will also allow us to participate financially in the future success of that exciting new growth platform.”

Julio Carvalho, previously Goldcorp’s Executive Vice President of South America, will serve as Chief Executive Officer of Peak Gold. Jim Simpson, previously general manager of Peak mine, will be the Chief Operating Officer. The initial Peak Gold board of directors will be comprised of current Goldcorp Chairman Ian Telfer, Frank Giustra, Gordon Keep and Mr. Carvalho. Completion of the transaction is subject to a number of conditions, including the execution of definitive agreements, requisite regulatory approvals, completion by GPJ of a Cdn.$277.5 million equity financing and approval by disinterested shareholders of GPJ.

Goldcorp’s forecast for 2007 gold production at Peak mine is approximately 120,000 ounces. Amapari mine is expected to produce approximately 95,000 gold ounces in 2007. Proven and probable reserves at Amapari have been revised downward to 485,000 gold ounces as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously included in proven and probable reserves (please see www.goldcorp.com for complete December 31, 2006 reserve and resource statements for Amapari and Peak). As a result, Goldcorp will record an impairment charge of approximately $170 million in its 2006 year-end earnings.

Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the transaction, production estimates for the Peak and Amapari mines and the estimated impairment charge related to the Amapari mine. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, such as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2005, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit	Melanie Pilon
Vice President, Investor Relations	Director, Investor Relations
Goldcorp Inc.	Goldcorp Inc.
Telephone: (604) 696-3074	Telephone: 604-696-3024
Fax: (604) 696-3001	Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com